Exhibit 99.1

Quhuo Announces Unaudited Financial Results for the First Half of 2022

BEIJING, China, November 15, 2022/PRNewswire/ — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on community-centered services in China, today announced its unaudited financial results for the six months ended June 30, 2022.

Financial and Operational Highlights for the First Half of 2022

•	Revenues from mobility service solutions, including shared-bike maintenance, ride hailing and freight solutions, increased 32.2% year-over-year.

•	Revenues from housekeeping and accommodation solutions increased 24.7% year-over-year.

•	Gross profit increased 89.6% year-over-year.

•	Gross margin was 5.0%, as compared to 2.7% in the first half of 2021.

•	Adjusted EBITDA was RMB10.8 million (US$1.6 million), as compared to adjusted EBITDA loss of 49.4 million in the first half of 2021.

Mr. Leslie Yu, Chairman and Chief Executive Officer of Quhuo, commented, “In the first half of 2022, Quhuo maintained its strategy in 2021 of improving profitability after increasing revenues. The gross profit increased 89.6% year-over-year. At the same time, we have been endeavoring to reduce dependency on individual business segment, and accordingly, in addition to the continued solid development of on-demand delivery solutions, we have experienced a sustainable growth of other community-centered services. We also continued optimizing our operating efficiency. In the first half of 2022, our cost of revenue decreased by 1.1% year-over-year, our general and administrative expenses decreased by 22.8% year-over-year, and the adjusted EBITDA loss turned to profit of RMB10.8 million. We believe that our overall performance in the first half of 2022 demonstrated the effectiveness of our strategic planning and implementation.”

Unaudited Financial Results for the First Half of 2022

Total revenues increased by 1.4% from RMB1,838.3 million in the first half of 2021 to RMB1,863.8 million (US$278.3 million), primarily due to the following reasons.

•	Revenues from on-demand delivery solutions were RMB1,763.8 million (US$263.3 million), which remained relatively stable as compared to RMB1,757.6 million in the first half of 2021.

•

Revenues from mobility service solutions, including shared-bike maintenance, ride hailing and freight service solutions, were RMB56.5 million (US$8.4 million), representing an increase of 32.2% from RMB42.7million in the first half of 2021, primarily due to (1) our enlarged customer base and service scope for shared-bike maintenance solutions, and (2) the commencement of freight solutions in July 2021.

•

Revenues from housekeeping and accommodation solutions were RMB43.4 million (US$6.5 million), representing an increase of 24.7% from RMB34.8 million in the first half of 2021, primarily due to the enlarged customer base for our housekeeping and accommodation solutions, which included hotels and B&Bs, as part of the network synergy we achieved following the business expansion of our housekeeping and accommodation solutions.

Cost of revenues was RMB1,769.9 million (US$264.2 million), representing a slight decrease of 1.1% from RMB1,788.8 million in the first half of 2021, primarily due to the decrease in labor cost as a result of our improved operational efficiency.

As a result of the foregoing, gross profit was RMB93.9 million (US$14.0 million), representing an increase of 89.6% from RMB49.6 million in the first half of 2021.

General and administrative expenses were RMB99.5 million (US$14.9 million), representing a decrease of 22.8% from RMB128.9 million in the first half of 2021, primarily due to the decrease in share-based compensation expenses from RMB50.3 million in the first half of 2021 to RMB12.5 million (US$1.9 million) in the first half of 2022.

Research and development expenses were RMB7.2 million (US$1.1 million), representing a decrease of 22.0% from RMB9.2 million in the first half of 2021, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

As a result of foregoing, we recorded operating loss of RMB8.0 million (US$1.2 million), as compared to operating loss of RMB85.6 million in the first half of 2021.

We recorded other loss, net, of RMB8.3 million (US$1.2 million), as compared to other loss, net, of RMB27.4 million in the first half of 2021, primarily due to the fluctuation in fair value change of our investment in a mutual fund.

We recorded income tax expense of RMB6.7 million (US$1.0 million), as compared to income tax expense of RMB3.9 million in the first half of 2021, primarily due to the increased taxable income of some subsidiaries.

Net loss attributable to Quhuo Limited was RMB25.0 million (US$3.7 million), as compared to RMB111.5 million in the first half of 2021.

Adjusted net loss was RMB14.1 million (US$2.1 million), as compared to adjusted net loss of RMB69.3 million in the first half of 2021.(1)

Adjusted EBITDA was RMB10.8 million (US$1.6 million), as compared to adjusted EBITDA loss of RMB49.4 million in the first half of 2021.(1)

(1) See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of June 30, 2022, the Company had cash and short-term investments of RMB148.0 million (US$22.1 million) and short-term debt of RMB107.0 million (US$16.0 million).

CONFERENCE CALL

Quhuo will hold a conference call on Tuesday, November 15, 2022 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participant can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10026861-9kvyew.html. Once preregistration has been completed, participants will receive dial-in numbers, Passcode, and a unique access PIN. The conference ID is 10026861.

To join the conference, please dial the number you receive, enter the passcode followed by your PIN, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

A replay will be accessible after the conclusion of the conference call through November 22, 2022 by dialing the following numbers:

United States:	1855 883 1031
China Domestic:	400 1209 216
Hong Kong:	800 930 639
Replay PIN:	10026861

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income (loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income (loss) represents net income (loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income(loss) before income tax benefit(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income (loss) to adjusted net income and adjusted EBITDA, respectively.

QUHUO LIMITED

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	(RMB)	(RMB)	(US$)
	(in thousands)
Net loss	(119,557)	(26,586)	(3,969)
Add: Share-based Compensation	50,252	12,503	1,867
Adjusted net loss	(69,305)	(14,083)	(2,102)

Add:
Income tax expense	3,854	6,683	998
Depreciation	3,818	3,798	567
Amortization	9,127	10,663	1,592
Interest	3,097	3,786	565
Adjusted EBITDA	(49,409)	10,847	1,620

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the rate in effect as of June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENT

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading gig economy platform focusing on local community-centered services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

E-mail: ir@meishisong.cn

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2021	As of June 30, 2022	As of June 30, 2022
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	28,593	44,990	6,717
Restricted cash	2,315	—	—
Short-term investments	178,830	102,968	15,373
Accounts receivable, net	510,683	470,462	70,238
Prepayments and other current assets	42,228	57,060	8,519
Amounts due from related parties	4,787	9,097	1,358
Total current assets	767,436	684,577	102,205

Property and equipment, net	14,914	13,508	2,017
Right-of-use assets, net	7,964	8,327	1,243
Intangible assets, net	124,259	112,282	16,763
Goodwill	66,753	70,363	10,505
Deferred tax assets	6,729	9,313	1,390
Other non-current assets	157,320	149,781	22,362

Total non-current assets	377,939	363,574	54,280

Total assets	1,145,375	1,048,151	156,485

liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	334,083	294,699	43,997
Accrued expenses and other current liabilities	120,971	110,228	16,457
Short-term debt	148,441	107,000	15,975
Short-term lease liabilities	5,317	5,160	770
Amounts due to related parties	245	550	82

Total current liabilities	609,057	517,637	77,281

Long-term debt	3	—	—
Long-term lease liabilities	1,424	1,574	235
Deferred tax liabilities	753	350	52
Other non-current liabilities	50,703	50,464	7,534

Total non-current liabilities	52,883	52,388	7,821

Total liabilities	661,940	570,025	85,102

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021	As of June 30, 2022	As of June 30, 2022
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	37	37	6
Additional paid-in capital	1,855,897	1,868,564	278,969
Accumulated deficit	(1,366,734)	(1,391,687)	(207,773)
Accumulated other comprehensive income	(18,259)	(12,964)	(1,935)

Total Quhuo Limited shareholders’ equity	470,941	463,950	69,267

Non-controlling interests	12,494	14,176	2,116

Total shareholders’ equity	483,435	478,126	71,383

Total liabilities and shareholders’ equity	1,145,375	1,048,151	156,485

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	(RMB)	(RMB)	(US$)
Revenues	1,838,326	1,863,795	278,257
Cost of revenues	(1,788,774)	(1,769,867)	(264,234)
General and administrative	(128,903)	(99,525)	(14,859)
Research and development	(9,181)	(7,161)	(1,069)
Gain on disposal of assets, net	2,972	4,732	706

Operating loss	(85,560)	(8,026)	(1,199)
Interest income	377	191	29
Interest expense	(3,097)	(3,786)	(565)
Other loss, net	(27,375)	(8,282)	(1,236)
Foreign exchange loss	(48)	—	—

Loss before income tax	(115,703)	(19,903)	(2,971)
Income tax expense	(3,854)	(6,683)	(998)

Net loss	(119,557)	(26,586)	(3,969)
Net loss attributable to non-controlling interests	8,080	1,633	244

Net loss attributable to ordinary shareholders of the Quhuo limited	(111,477)	(24,953)	(3,725)

Non-GAAP Financial Data
Adjusted net loss	(69,305)	(14,083)	(2,102)

Adjusted EBITDA	(49,409)	10,847	1,620

Loss per share for class A and class B ordinary shares
Basic	(2.56)	(0.53)	(0.08)
Diluted	(2.56)	(0.53)	(0.08)
Net loss used in basic and diluted loss per share calculation	(111,477)	(24,953)	(3,725)
Weighted average number of Class A and Class B ordinary shares used in loss per share computation:
Basic	43,467,334	46,841,258	46,841,258
Diluted	43,467,334	46,841,258	46,841,258